Filed by Broadcom Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: VMware, Inc.
Commission File No.: 333-266181
Date: January 31, 2023

[The following is an employee newsletter posted on VMware's employee website on January 31, 2023]

 Since announcing Broadcom’s intent to acquire VMware more than eight months ago, we have made continued progress in planning for our joint future.  Members of Broadcom’s senior executive team have been hearing from various VMware stakeholders about what’s on the horizon for the increasingly complex IT landscape and discussing how our expectations for the combined company will support their needs. Through these conversations, we have become even more excited about what’s possible together. If you haven’t seen the blog posts from Broadcom’s President and CEO, Hock Tan, we encourage you to check them out to learn more.  Notably, in Hock’s recent post, he reflected on the pioneering work that VMware Tanzu Labs has done to support the U.S. Department of Defense in its effort to win with software. Broadcom is incredibly excited about this partnership and looks forward to continuing it following the close of the transaction. In fact, it will be a great complement to the work Broadcom already does with democratic institutions worldwide.  What your team has built is nothing short of remarkable, and we look forward to accomplishing even more for customers as a combined company once the transaction is closed. This fourth edition of the Broadcom + VMware newsletter highlights the diligent work we are doing to plan for that future.  Sincerely,  THE BROADCOM TEAM  January 31, 2023  Employee Newsletter  VMWARE EMPLOYEES:

 Making Progress on Closing our Combination  PLANNING TOGETHER FOR THE FUTURE  While we work towards receiving regulatory approval, we are also continuing our integration planning efforts. We’ve long admired VMware for your 25-year history and enterprise software leadership powered by your outstanding team, and we look forward to continuing to:  Cultivate an inclusive and welcoming culture that inspires our colleagues to do their best; and  Understand the scope of VMware’s operations to better plan for a future integration process.  We have a proven track record of successfully integrating the companies that we acquire, which includes creating value and opportunity for employees. This is not only because we listen to and learn from the organizations who join the Broadcom family, but also because we are committed to investing in growth and innovation. We are confident that the work we’re doing to plan for combining our businesses will lead to a smooth transition upon close of the transaction.  COMPETING TOGETHER  Broadcom believes a multi-cloud future involves increased interoperability and choice for customers, which will boost competition among cloud providers and reduce vendor lock-in.  We will continue making long-term investments in VMware products, extending its value even as technology evolves, for the benefit of our colleagues and to better serve our customers.  Together, Broadcom and VMware will increase competition faced by hyper-scalers.  To learn more about the transaction, click here.  Looking ahead, we are making significant progress with our various regulatory filings. We have an excellent team focused on these efforts and continue to expect the transaction will close in Broadcom’s fiscal year 2023. We look forward to continuing our constructive work with regulatory agencies worldwide as part of their thorough review process.  OUR COMMON GOAL  Together, we will provide customers greater choice and the opportunity to accelerate innovation by addressing their most complex technology challenges in this multi-cloud era.

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS  This communication relates to a proposed business combination transaction between Broadcom Inc. (“Broadcom”) and VMware, Inc. (“VMware”). This communication includes forward-looking statements within the meaning of Sec- tion 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. These forward-looking statements include but are not limited to statements that relate to the expected future business and financial performance, the anticipated benefits of the proposed transaction, the anticipated im- pact of the proposed transaction on the combined business, the expected amount and timing of the synergies from the proposed transaction, and the anticipated closing date of the proposed transaction. These forward-looking state- ments are identified by words such as “will,” “expect,” “believe,” “anticipate,” “estimate,” “should,” “intend,” “plan,” “potential,” “predict,” “project,” “aim,” and similar words or phrases. These forward-looking statements are based on current expectations and beliefs of Broadcom management and current market trends and conditions.  These forward-looking statements involve risks and uncertainties that are outside Broadcom’s control and may cause actual results to differ materially from those contained in forward-looking statements, including but not limited to: the effect of the proposed transaction on our ability to maintain relationships with customers, suppliers and other business partners or operating results and business; the ability to implement plans, achieve forecasts and meet other expectations with respect to the business after the completion of the proposed transaction and realize expected synergies; business disruption following the proposed transaction; difficulties in retaining and hiring key personnel and employees due to the proposed transaction and business combination; the diversion of management time on transaction-related issues; the satisfaction of the conditions precedent to completion of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; significant in- debtedness, including indebtedness incurred in connection with the proposed transaction, and the need to generate sufficient cash flows to service and repay such debt; the disruption of current plans and operations; the outcome of le- gal proceedings related to the transaction; the ability to complete the proposed transaction on a timely basis or at all; the ability to successfully integrate VMware’s operations; cyber-attacks, information security and data privacy; global political and economic conditions, including cyclicality in the semiconductor industry and in Broadcom’s other target markets, rising interest rates, the impact of inflation and challenges in manufacturing and the global supply chain; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature.  These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and proxy statement/prospectus that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors pre- sented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Broadcom’s and VMware’s respective periodic reports and other filings with the SEC, including the risk factors identified in Broadcom’s and VMware’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Broadcom nor VMware undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.  NO OFFER OR SOLICITATION  This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.  ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT  In connection with the proposed transaction, Broadcom has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of VMware and that also constitutes a prospectus of Broadcom. Each of Broad- com and VMware may also file other relevant documents with the SEC regarding the proposed transaction. The registration statement was declared effective by the SEC on October 3, 2022 and the definitive proxy statement/ prospectus has been mailed to VMware shareholders. This document is not a substitute for the proxy statement/ prospectus or registration statement or any other document that Broadcom or VMware may file with the SEC. IN- VESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/ PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE  PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement and proxy statement/prospectus and other documents containing important information about Broadcom, VMware and the proposed transaction once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Broadcom may be obtained free of charge on Broadcom’s website at https://investors.broadcom.com. Copies of the documents filed with the SEC by VMware may be obtained free of charge on VMware’s website at ir.vmware.com.